UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of registrant as specified in its charter)

31 INTERNATIONAL BUSINESS PARK

CREATIVE RESOURCE

SINGAPORE 609921

TEL NO: 65-6895-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ORDINARY SHARES

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Creative Technology Ltd. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on August 3, 1992, the effective date of the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(g) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s Ordinary Shares were last sold in the United States in a registered offering under the Securities Act pursuant to a Registration Statement on Form F-1 under the Securities Act declared effective on June 9, 1993.

Item 3. Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its Ordinary Shares under the trading symbol “Creative 50” on the Singapore Exchange Securities Trading Limited (the “SGX-ST”), located in Singapore, which singly constitutes the primary trading market for the Company’s Ordinary Shares.

B. The date of initial listing of the Company’s Ordinary Shares on the SGX-ST of the Ordinary Shares was June 15, 1994. The Company has maintained a listing of its Ordinary Shares on the SGX-ST for at least 12 months preceding the filing of this Form 15F.

C. During the 12-month period beginning on February 1, 2008 and ended January 31, 2009 trading on the SGX-ST constituted 95.2% of the trading of the Company’s Ordinary Shares.

Item 4. Comparative Trading Volume Data

A. The Company is relying on Rule 12h-6(a)(4)(i). The first and last days of the recent 12-month period used to meet the requirements of that rule are February 1, 2008 and January 31, 2009, respectively (the “Trading Period”).

B. The average daily trading volume (the “ADTV”) of the Ordinary Shares during the Trading Period is as follows:

United States:    5,225 Ordinary Shares

Worldwide:   107,964 Ordinary Shares

C. During the Trading Period, the ADTV for the Ordinary Shares in the United States as a percentage of the ADTV for the Ordinary Shares on a worldwide basis was 4.8%.

D. The Company delisted its Ordinary Shares from the NASDAQ Global Market effective August 31, 2007. As of August 31, 2007, the ADTV of the Ordinary Shares in the United States as a percentage of the ADTV for its Ordinary Shares on a worldwide basis for the preceding 12-month period was 22.0%.

E. Not applicable.

F. The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 are: (1) SGX-ST for SGX-ST trading volume information and (2) Pink Sheets OTC Markets for U.S. trading volume information.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The date of publication of the notice, required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act, was February 12, 2009.

B. The Company disseminated the notice in the United States by means of a news release (the “News Release”) published/transmitted via PR Newswire. A copy of the News Release is attached as Exhibit 10.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the Company’s Internet Web site on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is http://www.creative.com.

PART III

Item 10. Exhibits

Exhibit 10.1 News Release pursuant to Rule 12h-6(h), dated February 12, 2009.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Creative Technology Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Creative Technology Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CREATIVE TECHNOLOGY LTD.

By:	/s/ Ng Keh Long

Name:	Ng Keh Long
Title:	Chief Financial Officer

Date:	February 12, 2009

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